

March 7, 2011

Mr. Philip D. Ankeny
Senior Vice President and Chief Financial Officer
SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344

>   **Re: SurModics, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2010**
>   **Form 10-Q for the Quarter Ended December 31, 2010**
>   **File No. 000-23837**

Dear Mr. Ankeny:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue recognition, page 32

1. You disclose the early adoption of ASC 605-25 at October 1, 2009 and on page F-15 what your revenue would have been for transactions entered into or materially modified after September 30, 2009 under the previous accounting guidance. Considering your early adoption, please provide us proposed disclosure for future filings that complies with ASC 605-25-65-1(b) – (d).

Customer research and development expenses, page 38

2. You attribute the decrease in customer R&D margins from a positive 51% in fiscal 2009 to a negative 18% in fiscal 2010 to higher fixed overhead costs in the Alabama R&D facility and increased materials costs. Please provide us proposed disclosure to include in future filings to include the following information.

   • The factors causing the decrease in research and development fee revenue from $26.7 million to $15.4 million and how this decrease in revenue relates to decrease in R&D margins. Your response and revised disclosure should address the relationship between your R&D fee revenue billed to customers and the associated R&D expense incurred, as well as how the company addresses negative margin contracts; and
   • Quantify the amount of the increase in customer R&D expenses that relates to increases in materials costs and the amount that relates to higher fixed overhead at the Alabama R&D facility. Specifically address why the Alabama facility is experiencing higher overhead during 2010, whether or not this is a trend you expect to continue and if the Minnesota plant is experiencing the same overhead increases.

3. At September 30, 2010, you had 110 customer product classes pending regulatory approval. Please provide us proposed disclosure for future filings to disclose the expected timing for regulatory approval and commercialization for these product classes. Also, quantify the number of licenses under customer-sponsored R&D arrangements and disclose when you expect to complete development and submit the related product class for regulatory approval.

4. Please provide us proposed disclosure for future filings to describe the major R&D projects included in the captions, "Customer research and development" and "Other research and development." Quantify amounts spent on these major projects for each period presented.

Results of operations, page 40

5. At September 30, 2010, you had 102 licensed product classes that were already being marketed and generating royalties. You attribute the 2009 decrease in cardiovascular revenue of $7.8 million entirely to a decrease in CYPHER stent sales under the Cordis license, and you anticipate this decreasing sales trend to continue as competition for the stent continues. Please provide us proposed disclosure for future filings that discusses the expected duration and pattern of royalty payments to be received for your licensed product classes and the impact any anticipated changes in sales levels would have on your royalty income.

Liquidity and Capital Resources, page 41

6. We note a significant amount of sales are received by Johnson & Johnson and Medtronic. Please provide us proposed disclosure for future filings in your liquidity section to describe and quantify the contractual terms of the agreements governing your business activities with these major customers. Your revised disclosure should discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect on your business.

Off-Balance Sheet Arrangements and Contractual Obligations, page 44

7. The contractual obligation table does not include contractual obligations due to InnoRx, BioFX and Brookwood Pharmaceuticals. Your disclosure on page F-28 indicates that these payments are based on milestones and achievements through calendar 2011. Please explain why these obligations were not disclosed in your obligation table. To the extent you believe that these items were appropriately excluded from the table, please provide us proposed disclosure for future filings of the footnotes to the table to describe the nature of items excluded and why they were excluded.

2. Summary of Significant Accounting Policies and Select Balance Sheet Information
Revenue Recognition, page F-15

8. You disclose that under accounting guidance prior to October 1, 2009, you deferred research and development revenue and recognized it "over the economic life of the technology." Please explain your basis for this accounting treatment. Given the nature of customer-sponsored R&D activities, which appear to be driven primarily by hourly-based fees, and your accounting policy which states that R&D revenue is recorded as performance progresses under the applicable contract, it is unclear how your accounting for R&D revenue prior to fiscal 2010 is appropriate.

11. Operating Segments

9. You disclose that you have aggregated your business units into a one reportable segment because you manage your expenses on a company-wide basis as well as your sales and marketing efforts. Based on your product cost discussion in MD&A on page 38, it appears that you have discreet financial information of gross profit margins for your products. In this regard, you state that your reagent and diagnostic products carry lower margins than your pharmaceutical polymer products. Please tell us the factors used to identify your operating and reporting segments and explain why you believe that aggregating into one reportable

segment is appropriate and your presentation complies with ASC 280-10-50. Please address how you were able to obtain discrete financial information to determine your three operating segments in the first quarter 2011 (post October 2010 re-organization) when this information was not available for 2010. Also, explain how your aggregation of these business units into a single operating segment for 2010 is consistent with $13.8 million impairment of goodwill and planned sale of the SurModics Pharma reporting unit.

Form 10-Q for the Quarter Ended December 31, 2010
(14) Operating Segments, page 15

10. You disclose that you manage your revenue according to three business units; Medical Devices, Pharmaceuticals and In Vitro Diagnostics. Please clarify why you have not disclosed a measure of profit and loss for these three units. Please provide us proposed disclosure for future filings to include all of the required segment disclosures in ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Melissa Rocha, Accounting Branch Chief, at (202) 551-3854, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant